Exhibit 99.1

JinkoSolar Announces Third Quarter 2021 Financial Results

SHANGRAO, China, Nov. 30, 2021-- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Business Highlights

●	JinkoSolar’s high-efficiency N-Type monocrystalline silicon solar cell sets new world record with highest conversion efficiency of 25.4%.
●	Over 7GW of new cell capacity put into production in the second quarter reached full production in the third quarter, reducing cell production cost in the third quarter by more than 10% compared with the second quarter.
●	China has strong market demand, and JinkoSolar’s percentage of module shipments in the Chinese market in the third quarter doubled compared to the second quarter.
●	JinkoSolar’s competitive large-size module products accounted for nearly 50% of module shipments in the third quarter, compared with less than 20% in the first half of 2021.

Third Quarter 2021 Operational and Financial Highlights

●	Quarterly shipments were 4,993 MW (4,671 MW for solar modules, 322 MW for cells and wafers), total shipments down 4.0% sequentially, and down 2.4% year over year.
●	Total revenues were RMB8.57 billion (US$1.33 billion), up 8.1% sequentially and down 2.3% year over year. The sequential increase was mainly attributable to an increase in the shipment of solar modules with higher selling price compared with cells and wafers.
●	Gross profit was RMB1.30 billion (US$201.1 million), down 4.6% sequentially and down 13.3% year over year.
●	Gross margin was 15.1%, compared with 17.1% in Q2 2021 and 17.0% in Q3 2020.
●	Net income was RMB194.2 million (US$30.1 million), up 193.2% sequentially and up 27.3 times year over year.
●	Non-GAAP net income was RMB15.9 million (US$2.5 million), down 94.2% sequentially and down 95.1% year over year.
●	Basic earnings per ordinary share and diluted loss per ordinary share were RMB1.02 (US$0.16) and RMB(0.12) (US$(0.02)), respectively. This translates into basic earnings per ADS and diluted loss per ADS of RMB4.07 (US$0.63) and RMB(0.49) (US$(0.08)), respectively.
●	Non-GAAP basic and diluted earnings per share were RMB0.08 (US$0.01) and RMB0.08 (US$0.01), respectively. Non-GAAP basic and diluted earnings per ADS were RMB0.33 (US$0.05) and RMB0.31 (US$0.05), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman of the Board of Directors and Chief Executive Officer, commented, “the release of more efficient new cell capacity significantly reduced our cell production costs in the third quarter, partially offsetting the impact of high prices of polysilicon and other materials on production costs. Total shipments were impacted by the delay in sales revenue recognition caused by logistical issues and blockages. Logistics costs have further increased compared with the second quarter, and module prices hit a new high in almost a year. However, due to the transition to renewable energy in most regions of the world, the increase in electricity prices, financing support and other favorable policies, clients are more willing to accept higher module prices. Currently in its most severe shortage, we expect polysilicon supply will gradually return to sufficient levels starting next year, and as a result, installation demand is expected to increase significantly.

Our high-efficiency N-type monocrystalline silicon solar cell reached a maximum conversion efficiency of 25.4%, setting a world record yet again. Based on our continuous leading R&D capabilities and two years of mass production experience, we are quickly expanding N-type cell production capacity. We are preparing for approximately 16 GW of N-type cell production capacity to be operational in the first quarter of 2022, and are planning to increase our global market share by enhancing our sales and promotions of N-type products to achieve at least 50% growth in annual shipments in 2022.

Our 7GW monocrystalline silicon wafer plant in Vietnam will commence production in the first quarter of 2022. After that, we will have approximately 7 GW of integrated mono wafer-cell-module manufacturing capacity overseas. A sound and diversified global industrial chain infrastructure will enable us to be more flexible in terms of order production and customer delivery, as we continue to provide integrated services to our global customers.”

Third Quarter 2021 Financial Results

Total Revenues

Total revenues in the third quarter of 2021 were RMB8.57 billion (US$1.33 billion), an increase of 8.1% from RMB7.93 billion in the second quarter of 2021 and a decrease of 2.3% from RMB8.77 billion in the third quarter of 2020. The sequential increase was mainly attributable to an increase in the shipment of solar modules, while the year-over-year decrease was mainly attributable to a decrease in the shipment of solar modules.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2021 was RMB1.30 billion (US$201.1 million), compared with RMB1.36 billion in the second quarter of 2021 and RMB1.49 billion in the third quarter of 2020.

Gross margin was 15.1% in the third quarter of 2021, compared with 17.1% in the second quarter of 2021 and 17.0% in the third quarter of 2020. The sequential and year-over-year decreases were mainly attributable to cost increases due to the rise of material prices.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2021 was RMB111.2 million (US$17.3 million), compared with RMB356.4 million in the second quarter of 2021 and RMB546.0 million in the third quarter of 2020.

Operating margin was 1.3% in the third quarter of 2021, compared with 4.5% in the second quarter of 2021 and 6.2% in the third quarter of 2020.

Total operating expenses in the third quarter of 2021 were RMB1.18 billion (US$183.9 million), an increase of 18.2% from RMB1.00 billion in the second quarter of 2021 and an increase of 24.9% from RMB948.9 million in the third quarter of 2020. The sequential and year-over-year increases were mainly attributable to increases in shipping costs of solar modules in the third quarter of 2021.

Total operating expenses accounted for 13.8% of total revenues in the third quarter of 2021, compared to 12.6% in the second quarter of 2021 and 10.8% in the third quarter of 2020.

Interest Expense, Net

Net interest expense in the third quarter of 2021 was RMB165.6 million (US$25.7 million), an increase of 5.1% from RMB157.5 million in the second quarter of 2021 and an increase of 28.1% from RMB129.2 million in the third quarter of 2020. The sequential and year-over-year increases were mainly due to an increase in interest expense, as the Company’s interest-bearing debts increased.

Subsidy Income

Subsidy income in the third quarter of 2021 was RMB63.5 million (US$9.9 million), compared with RMB162.2 million in the second quarter of 2021 and RMB62.8 million in the third quarter of 2020. The sequential decrease was mainly attributable to a decrease in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB6.2 million (US$1.0 million) in the third quarter of 2021, compared to a net exchange loss of RMB4.4 million in the second quarter of 2021 and a net exchange loss of RMB63.9 million in the third quarter of 2020. The net exchange loss was mainly due to the exchange rate fluctuation of the US dollars against the RMB in the third quarter of 2021.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a gain from a change in fair value of the Notes of RMB239.0 million (US$37.1 million) in the third quarter of 2021, compared to a loss of RMB335.7 million in the second quarter of 2021 and a loss of RMB593.7 million in the third quarter of 2020. The change was primarily due to a decrease in the Company’s stock price in the third quarter of 2021.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded a loss from a change in fair value of the call option of RMB38.2 million (US$5.9 million) in the third quarter of 2021, compared to a gain of RMB137.9 million in the second quarter of 2021 and a gain of RMB280.7 million in the third quarter of 2020. The change was primarily due to a decrease in the Company’s stock price in the third quarter of 2021. The Company exercised all the remaining call option using cash settlement in the third quarter of 2021.

Equity in Earnings/(loss)of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in earnings of affiliated companies of RMB13.2 million (US$2.0 million) in the third quarter of 2021, compared with a loss of RMB0.3 million in the second quarter of 2021 and a gain of RMB24.7 million in the third quarter of 2020. The gain primarily arose from interest rate swap recorded by the equity affiliate due to an increase in long-term interest rates in the third quarter of 2021. Hedge accounting was not applied for the derivative.

Income Tax Expense/(Benefit)

The Company recorded an income tax expense of RMB22.0 million (US$3.4 million) in the third quarter of 2021, compared with an income tax benefit of RMB6.9 million in the second quarter of 2021 and an income tax expense of RMB69.2 million in the third quarter of 2020. The sequential increase of tax expense was mainly due to additional 2020 income tax deduction for R&D costs approved by the local tax bureau in the second quarter of 2021.

Net Income and Earnings/(loss) per Share

Net income attributable to the Company’s ordinary shareholders was RMB194.2 million (US$30.1 million) in the third quarter of 2021, compared with net income attributable to the Company’s ordinary shareholders of RMB66.2 million in the second quarter of 2021 and RMB6.9 million in the third quarter of 2020.

Net income attributable to non-controlling interests decreased in the third quarter of 2021 mainly attributable to lower profit generated from the Company’s certain subsidiary of which non-controlling shareholders own equity interests.

Basic earnings per ordinary share and diluted loss per ordinary share were RMB1.02 (US$0.16) and RMB(0.12) (US$(0.02)), respectively, during the third quarter of 2021, compared to RMB0.35 and RMB0.35, respectively, in the second quarter of 2021, and RMB0.04 and RMB(1.55), respectively, in the third quarter of 2020. As each ADS represents four ordinary shares, this translates into basic earnings per ADS and diluted loss per ADS of RMB4.07 (US$0.63) and RMB(0.49) (US$(0.08)), respectively in the third quarter of 2021; RMB1.39 and RMB1.38, respectively, in the second quarter of 2021; and RMB0.16 and RMB(6.20), respectively, in the third quarter of 2020. The difference between basic earning and diluted loss per share in the third quarter of 2021 was mainly due to the dilutive impact of convertible senior notes.

Non-GAAP net income attributable to the Company's ordinary shareholders in the third quarter of 2021 was RMB15.9 million (US$2.5 million), compared with RMB274.7 million in the second quarter of 2021 and RMB321.4 million in the third quarter of 2020.

Non-GAAP basic and diluted earnings per ordinary share were both RMB0.08 (US$0.01) during the third quarter of 2021; both RMB1.44 in the second quarter of 2021 and both RMB1.81 in the third quarter of 2020. This translates into non-GAAP basic and diluted earnings per ADS of RMB0.33 (US$0.05) and RMB0.31 (US$0.05), respectively, in the third quarter of 2021; RMB5.76 and RMB5.75, respectively, in the second quarter of 2021, and both RMB7.22 in the third quarter of 2020.

Because of the dilutive impact of call option arrangement during the third quarter of 2020, potential shares underlying the call option arrangement were removed from weighted average number of ordinary shares outstanding since their issuance date, and changes in income of the assumed exercise of call option, including the change in fair value of the call option, foreign exchange gain/(loss) on the call option, and the issuance costs of the call option were also recorded as the adjustment to the Company’s consolidated net income to arrive at the diluted net income available to the Company’s ordinary shareholders. Under that situation, the Company implemented the same denominator for both non-GAAP basic and dilutive earnings per ordinary share in the third quarter of 2020.

Financial Position

As of September 30, 2021, the Company had RMB7.32 billion (US$1.14 billion) in cash and cash equivalents and restricted cash, compared with RMB6.52 billion as of June 30, 2021.

As of September 30, 2021, the Company’s accounts receivables due from third parties were RMB4.27 billion (US$662.5 million), compared with RMB3.91 billion as of June 30, 2021.

As of September 30, 2021, the Company’s inventories were RMB13.47 billion (US$2.09 billion), compared with RMB9.88 billion as of June 30, 2021.

As of September 30, 2021, the Company's total interest-bearing debts were RMB23.76 billion (US$3.69 billion), of which RMB438.2 million (US$68.0 million) was related to the Company’s overseas downstream solar projects, compared with RMB20.15 billion, of which RMB436.5 million was related to the Company’s overseas downstream solar projects as of June 30, 2021.

Third Quarter 2021 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments in the third quarter of 2021 were 4,993 MW, including 4,671 MW for solar module shipments and 322 MW for cell and wafer shipments.

Solar Products Production Capacity

As of September 30, 2021, the Company's in-house annual mono wafer, solar cell and solar module production capacity was 31 GW, 19 GW (940 MW for N type cells) and 36 GW, respectively.

Operations and Business Outlook Highlights

With JinkoSolar’s industry-leading N-type cell R&D capabilities and over two year’s mass production experience, it is investing in N-type cells, with an expected output of about 10GW in 2022. On the one hand, it helps alleviate challenges related to the Company's insufficient cell production capacity, and on the other hand, the N-type technology greatly improves module performance. The Company recently released a brand new Tiger Neo N-type product with mass production output of up to 620W. The Company’s monocrystalline silicon wafer factory in Vietnam has started construction recently and will commence production in the first quarter of 2022, after which it will have approximately 7GW of overseas integrated production capacity, from mono silicon wafers to high-efficiency cells and modules. JinkoSolar is committed to improving the supply chain worldwide and producing high-quality and efficient products to serve global customers.

Fourth Quarter and Full Year 2021 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the fourth quarter of 2021, the Company expects total shipments to be in the range of 7.3 GW to 8.8 GW (solar module shipments to be in the range of 7 GW to 8.5 GW). Total revenue for the fourth quarter is expected to be in the range of US$1.8 billion to US$2.2 billion. Gross margin for the fourth quarter is expected to be between 13% and 16%.

For full year 2021, the Company estimates total shipments (including solar modules, cells and wafers) to be in the range of 22.8 GW to 24.3 GW.

Solar Products Production Capacity

JinkoSolar expects its annual mono wafer, solar cell and solar module production capacity to reach 32.5 GW, 24 GW (including 940 MW N-type cells) and 45 GW, respectively, by the end of 2021.

Recent Business Developments

●	In August 2021, JinkoSolar’s principal operating subsidiary, Jinko Solar Co., Ltd. signed a long-term polysilicon supply agreement with Wacker Chemie AG.

●	In September 2021, JinkoSolar’s principal operating subsidiary, Jinko Solar Co., Ltd. signed a strategic cooperation framework agreement with Contemporary Amperex Technology Co., Ltd.

●	In September 2021, JinkoSolar announced that it is investing $500 million to build a monocrystalline ingot and wafer manufacturing facility in Quảng Ninh Province, Vietnam.

●	In September 2021, JinkoSolar was awarded the 'Top Brand PV USA' seal by EUPD Research.

●	In September 2021, the stock listing committee of Shanghai Stock Exchange's Sci-Tech innovation board reviewed application of Jinko Solar Co., Ltd., the principal operating subsidiary of JinkoSolar, and considered that it had met the offering, listing and disclosure requirements related to its proposed IPO.
●	In October 2021, JinkoSolar achieved a major technical breakthrough on its N-type monocrystalline silicon solar cell, setting a new world record for the fourth time in a year with the maximum solar conversion efficiency of 25.4% for its large-size passivating contact solar cell.
●	In October 2021, JinkoSolar won the prestigious Green World Awards for Environmental Best Practice named by the Green Organization in the global campaign to find the world's greenest countries, companies, and communities.
●	In October 2021, JinkoSolar’s Tiger and Tiger Pro module series met the carbon footprint verification standards of TÜV Rheinland Group, a leading global services provider in the testing of PV modules and components.
●	In October 2021, JinkoSolar worked with Catholic Charities Jacksonville to provide refugees living in Jacksonville access to devices and internet in order to facilitate their English classes and better acclimate to life in America.
●	In November 2021, JinkoSolar launched a new series of ultra-efficient 2021 Flagship Tiger Neo modules.
●	In November 2021, JinkoSolar announced that its principal operating subsidiary, Jinko Solar Co., Ltd. plans to invest RMB450 million for equity in Sichuan Yongxiang Energy Technology Co., Ltd., a subsidiary of Tongwei Co., Ltd. (Shanghai Stock Exchange: 600438).

Conference Call Information

JinkoSolar's management will host an earnings conference call on Tuesday, November 30, 2021 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	71417350#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, December 7, 2021. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	520000271#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 31 GW for mono wafers, 19 GW for solar cells, and 36 GW for solar modules, as of September 30, 2021.

JinkoSolar has 9 productions facilities globally, 22 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2021.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and call option:

●	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange (gain)/loss on the convertible senior notes and call option, and stock-based compensation (benefit)/expense; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
●	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange gain on the convertible senior notes and call option, and stock-based compensation. As the Non-GAAP net income is adjusted to exclude the change in fair value of call option, the dilutive impact of call option, if any, is also excluded from the denominator for the calculation of Non-GAAP earnings per share and non-GAAP earnings per ADS.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2021, which was RMB6.4434 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	Sep 30, 2020	Jun 30, 2021	Sep 30, 2021		Sep 30, 2020	Sep 30, 2021
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues from third parties	8,768,376	7,925,417	8,568,057	1,329,742	25,648,308	24,433,522	3,792,023

Revenues from related parties	1,919	2,799	1,948	302	56,573	5,291	821

Total revenues	8,770,295	7,928,216	8,570,005	1,330,044	25,704,881	24,438,813	3,792,844

Cost of revenues	(7,275,366)	(6,569,088)	(7,273,962)	(1,128,901)	(21,040,132)	(20,425,271)	(3,169,952)

Gross profit	1,494,929	1,359,128	1,296,043	201,143	4,664,749	4,013,542	622,892

Operating expenses:
Selling and marketing	(498,221)	(509,440)	(614,694)	(95,399)	(1,821,234)	(1,738,992)	(269,887)
General and administrative	(345,228)	(378,503)	(445,050)	(69,071)	(878,274)	(1,187,425)	(184,285)
Research and development	(105,445)	(114,806)	(125,091)	(19,414)	(251,872)	(347,041)	(53,860)
Impairment of long-lived assets	-	-	-	-	-	(123,405)	(19,152)
Total operating expenses	(948,894)	(1,002,749)	(1,184,835)	(183,884)	(2,951,380)	(3,396,863)	(527,184)

Income from operations	546,035	356,379	111,208	17,259	1,713,369	616,679	95,708
Interest expenses, net	(129,221)	(157,523)	(165,553)	(25,693)	(344,073)	(479,610)	(74,434)
Subsidy income	62,839	162,216	63,518	9,858	82,279	356,049	55,258
Exchange loss	(175,650)	(110,256)	(46,217)	(7,173)	(113,084)	(228,016)	(35,388)
Change in fair value of interest rate swap	-	-	-	-	(78,878)	-	-
Change in fair value of foreign exchange derivatives	111,710	105,812	39,979	6,205	12,057	190,696	29,596
Change in fair value of convertible senior notes and call option	(312,992)	(197,733)	200,730	31,153	(298,167)	182,101	28,262
Other income/(expense), net	(1,409)	1,366	172	27	(1,469)	4,776	741
Income before income taxes	101,312	160,261	203,837	31,636	972,034	642,675	99,743
Income tax (expenses)/benefit	(69,226)	6,900	(21,958)	(3,408)	(201,499)	(67,268)	(10,440)
Equity in earnings/(loss) of affiliated companies	24,704	(268)	13,158	2,042	(72,612)	56,338	8,744
Net income	56,790	166,893	195,037	30,270	697,923	631,745	98,047
Less: Net income attributable to non-controlling interests	49,937	100,657	813	126	90,588	150,195	23,310
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	6,853	66,236	194,224	30,144	607,335	481,550	74,737

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share:
Basic	0.04	0.35	1.02	0.16	3.41	2.53	0.39
Diluted	(1.55)	0.35	(0.12)	(0.02)	2.28	0.97	0.15

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS:
Basic	0.16	1.39	4.07	0.63	13.64	10.10	1.57
Diluted	(6.20)	1.38	(0.49)	(0.08)	9.14	3.86	0.60

Weighted average ordinary shares outstanding:
Basic	177,992,073	190,716,434	190,768,148	190,768,148	178,150,798	190,639,480	190,639,480
Diluted	170,492,073	191,192,954	205,195,236	205,195,236	172,045,324	205,669,439	205,669,439

Weighted average ADS outstanding:
Basic	44,498,018	47,679,108	47,692,037	47,692,037	44,537,699	47,659,870	47,659,870
Diluted	42,623,018	47,798,239	51,298,809	51,298,809	43,011,331	51,417,360	51,417,360

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	56,790	166,893	195,037	30,270	697,923	631,745	98,047
Other comprehensive income/(loss):
-Foreign currency translation adjustments	(100,718)	(64,338)	15,258	2,368	(64,438)	39,922	6,196
-Change in the instrument-specific credit risk	(36,727)	22,772	12,510	1,942	(11,004)	57,920	8,989
Comprehensive income/(loss)	(80,655)	125,327	222,805	34,580	622,481	729,587	113,232
Less: Comprehensive income attributable to non-controlling interests	49,937	100,657	813	126	90,588	150,195	23,310
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(130,592)	24,670	221,992	34,454	531,893	579,392	89,922

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	6,853	66,236	194,224	30,144	607,335	481,550	74,737

Change in fair value of convertible senior notes and call option	312,992	197,733	(200,730)	(31,153)	298,167	(182,101)	(28,262)

Net interest expenses of convertible senior notes and call option	7,217	5,714	5,431	843	20,078	16,568	2,571

Exchange loss/(gain) on convertible senior notes and call option	(5,904)	4,906	11,883	1,844	(1,531)	18,574	2,883

Stock-based compensation expense	194	84	5,046	783	866	5,213	809

Non-GAAP net income attributable to ordinary shareholders	321,352	274,673	15,854	2,461	924,915	339,804	52,738

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	1.81	1.44	0.08	0.01	5.19	1.78	0.28
Diluted	1.81	1.44	0.08	0.01	5.19	1.65	0.26

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	7.22	5.76	0.33	0.05	20.77	7.13	1.11
Diluted	7.22	5.75	0.31	0.05	20.77	6.61	1.02

Non-GAAP weighted average ordinary shares outstanding
Basic	177,992,073	190,716,434	190,768,148	190,768,148	178,150,798	190,639,480	190,639,480
Diluted	177,992,073	191,192,954	205,195,236	205,195,236	178,150,798	205,669,439	205,669,439

Non-GAAP weighted average ADS outstanding
Basic	44,498,018	47,679,108	47,692,037	47,692,037	44,537,700	47,659,870	47,659,870
Diluted	44,498,018	47,798,239	51,298,809	51,298,809	44,537,700	51,417,360	51,417,360

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Dec 31, 2020	Sep 30, 2021
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	7,481,678	6,622,930	1,027,863
Restricted cash	593,094	698,052	108,336
Restricted short-term investments	6,400,637	7,377,498	1,144,970
Short-term investments	570,000	420,000	65,183
Accounts receivable, net - related parties	410,358	3,027	470
Accounts receivable, net - third parties	4,534,758	4,268,519	662,464
Notes receivable, net - related parties	33,001	10,425	1,618
Notes receivable, net - third parties	1,051,561	1,611,857	250,156
Advances to suppliers, net - third parties	1,002,613	2,330,402	361,673
Inventories, net	8,376,936	13,473,320	2,091,026
Forward contract receivables	183,146	41,781	6,484
Prepayments and other current assets, net - related parties	23,756	18,254	2,833
Prepayments and other current assets, net	3,020,592	2,792,086	433,325
Total current assets	33,682,130	39,668,151	6,156,401

Non-current assets:
Restricted cash	1,389,194	1,314,073	203,941
Accounts receivable, net - third parties	26,405	27,759	4,308
Project Assets	645,355	509,328	79,046
Long-term investments	194,258	355,295	55,141
Property, plant and equipment, net	12,455,444	17,542,382	2,722,535
Land use rights, net	760,962	838,903	130,196
Intangible assets, net	35,838	38,462	5,969
Financing lease right-of-use assets, net	829,122	647,722	100,525
Operating lease right-of-use assets, net	316,512	441,587	68,533
Deferred tax assets	255,107	255,107	39,592
Call Option - concurrent with issuance of convertible senior notes	756,929	-	-
Advances to suppliers to be utilised beyond one year	-	177,825	27,598
Other assets, net - related parties	107,319	3,937	611
Other assets, net - third parties	1,777,799	2,176,279	337,753
Total non-current assets	19,550,244	24,328,659	3,775,748

Total assets	53,232,374	63,996,810	9,932,149

LIABILITIES
Current liabilities:
Accounts payable - related parties	14,114	15,816	2,455
Accounts payable - third parties	4,436,495	4,988,698	774,234
Notes payable - third parties	9,334,876	9,509,365	1,475,830
Accrued payroll and welfare expenses	995,054	1,086,629	168,642
Advances from third parties	2,451,495	4,523,737	702,073
Income tax payable	73,720	118,292	18,359
Other payables and accruals	3,408,391	4,347,184	674,674
Other payables due to related parties	71,515	2,400	372
Forward contract payables	17,895	3,118	484
Convertible senior notes - current	1,831,612	-	-
Financing lease liabilities - current	272,330	196,332	30,470
Operating lease liabilities - current	48,244	61,430	9,534
Short-term borrowings from third parties, including current portion of long-term bank borrowings	8,238,531	12,032,305	1,867,384
Guarantee liabilities to related parties	22,519	5,124	795
Total current liabilities	31,216,791	36,890,430	5,725,306

Non-current liabilities:
Long-term borrowings	7,301,536	9,661,276	1,499,407
Convertible senior notes	-	1,121,151	174,000
Accrued warranty costs - non current	769,332	791,109	122,778
Financing lease liabilities	313,088	299,497	46,481
Operating lease liabilities	277,239	392,859	60,971
Deferred tax liability	328,713	328,713	51,015
Long-term Payables	97	422,899	65,633
Guarantee liabilities to related parties - non current	34,812	7,686	1,193
Total non-current liabilities	9,024,817	13,025,190	2,021,478

Total liabilities	40,241,608	49,915,620	7,746,784

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 190,380,309 and 193,714,753 shares issued as of December 31, 2020 and September 30, 2021, respectively)	26	26	4
Additional paid-in capital	5,251,245	5,612,082	870,981
Statutory reserves	692,009	692,009	107,398
Accumulated other comprehensive income	(128,615)	(30,773)	(4,776)
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2020 and September 30, 2021	(43,170)	(43,170)	(6,700)
Accumulated retained earnings	4,216,353	4,697,903	729,103

Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,987,848	10,928,077	1,696,010

Non-controlling interests	3,002,918	3,153,113	489,355

Total liabilities and shareholders' equity	53,232,374	63,996,810	9,932,149